PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec to Sell OSB Business

Montreal (Quebec), January 26, 2006 – Tembec Inc. (“Tembec” or the “Company”) today announced that it has agreed to sell its oriented strandboard (OSB) business located at its facility in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”) for total consideration of $98 million, $88 million of which will be payable on closing and the balance payable in the form of a $10 million interest-bearing note, repayable in equal annual installments over a five-year period. Jolina is a company controlled by Mr. Emanuele (Lino) Saputo, a significant shareholder of Tembec and a nominee for election as a Director of the Company.

The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close before the end of Tembec’s current fiscal quarter ending March 25, 2006.

The transaction was reviewed by a Special Committee of the Board comprised entirely of independent directors, which recommended that the Board approve the transaction. The Board, after further review, determined that the terms of the transaction are reasonable in the circumstances and that the sale is in the best interest of shareholders.

This sale is consistent with Tembec’s earlier statements that it was pursuing several initiatives aimed at generating between $100 and $150 million in additional funds. “The Saint-Georges OSB mill has been a good facility for Tembec. However, it is also a business that for our Company is non-core,” said Frank Dottori, President and CEO. “It represents a small part of both the Company’s overall sales and those of our Forest Products Group. It is a good transaction for both parties.”

Incoming President and CEO James Lopez also commented positively on the transaction. “It also comes at an opportune time for Tembec. We had indicated earlier that we were reviewing our asset base and that cash generation initiatives based on non-core assets and other areas could be expected. The transaction announced today is consistent with that plan,” Mr. Lopez said. “The terms of the transaction and the ability of Jolina to provide timely closing are key for Tembec. We anticipate that there will be other similarly positive initiatives as the year progresses.”

The transaction constitutes a “related party transaction” under applicable securities regulatory requirements and Tembec has relied upon applicable exemptions from the valuation and minority shareholder approval requirements that the Board of Directors and the Special Committee have determined are available.

Tembec is a leading integrated forest products company, with extensive operations in North America and France. With sales of approximately $3.8 billion and some 10,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces silvichemicals from by-products of its pulping process and specialty chemicals. Tembec markets its products worldwide and has offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information is available at www.tembec.com

This press release contains forward-looking statements.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution you not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

For a description of risks that could cause our actual results to differ materially from current expectations, please refer to the section entitled “Risk Factors” contained in our Annual Information Form for the year ended September 24, 2005, all filed with the Canadian securities regulatory authorities (available on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov).

Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

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Contact:	Pierre Brien
Vice-President, Communications and Public Affairs
Tel.: (819) 627-4387